Filed Pursuant to Rule 433 of the Securities Act of 1933

Issuer Free Writing Prospectus dated May 14, 2025

Relating to Preliminary Prospectus Supplement dated May 14, 2025 and Prospectus dated July 9, 2024

Registration Nos. 333-280531 and 333-280531-01

Pricing Terms

Angel Oak Mortgage REIT, Inc.

$40,000,000

9.750% Senior Notes due 2030

Pricing Term Sheet
May 14, 2025

 The following sets forth the final terms of the 9.750% Senior Notes due 2030 (the “Notes”) and should only be read together with the preliminary prospectus supplement, dated May 14, 2025, together with the accompanying prospectus, dated July 9, 2024, relating to these securities (together, the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Angel Oak Mortgage REIT, Inc., a Maryland corporation (the “Company”)

Guarantee:	The Notes will be fully and unconditionally guaranteed on a senior unsecured basis by Angel Oak Mortgage Operating Partnership, LP, a Delaware limited partnership (the “Guarantor”).

Title of the Securities:	9.750% Senior Notes due 2030 (the “Notes”)

Type of Offering:	SEC Registered

Initial Aggregate Principal Amount Being Offered:	$40,000,000

Over-Allotment Option:	Up to $6,000,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.

Type of Note:	Fixed rate note

Stated Maturity Date:	June 1, 2030

Interest Rate:	9.750%

Trade Date:	May 14, 2025

Settlement Date:	May 21, 2025 (T+5)**

Interest Payment Dates:	Each March 1, June 1, September 1 and December 1, commencing on September 1, 2025. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including May 21, 2025, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date or earlier redemption date, as the case may be.

Day Count Basis:	360-day year of twelve 30-day months

Issue Price:	$25.00

Price to Issuer:	$24.2125

Net Proceeds to the Issuer, after the Underwriting Discount, before Expenses:	$38,740,000 total assuming the over-allotment option is not exercised

Use of Proceeds:	The Company intends to use the net proceeds from the offering for general corporate purposes, which may include the acquisition of non-qualified residential mortgage loans and other target assets primarily sourced from Angel Oak Mortgage Lending (as defined in the Preliminary Prospectus) or other target assets through the secondary market in a manner consistent with the Company’s strategy and investment guidelines.

Denominations:	$25.00 and integral multiples of $25.00 in excess thereof.

Optional Redemption:	The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after June 1, 2027, upon not less than 30 days’ nor more than 60 days’ notice to holders prior to the redemption date, at a redemption price equal to 100% of the outstanding principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the redemption date.

Change of Control Offer to Repurchase:	Upon a Change of Control Repurchase Event (as defined in the Preliminary Prospectus), the Company will be required to make an offer to repurchase all outstanding Notes at a price in cash equal to 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but excluding, the repurchase date.

CUSIP / ISIN:	CUSIP: 03464Y306
ISIN: US03464Y3062

Expected Rating:*	BBB- (Egan-Jones Ratings Company)

Listing:	The Company intends to apply to list the Notes on the New York Stock Exchange under the trading symbol “AOMD” and expects trading of the Notes to commence within 30 days after the original issue date of the Notes.

Joint Book-Running Managers:	RBC Capital Markets, LLC, UBS Securities LLC, Wells Fargo Securities, LLC and Piper Sandler & Co.

Co-Managers:	B. Riley Securities, Inc. and Janney Montgomery Scott LLC

Trustee:	U.S. Bank Trust Company, National Association

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to their delivery will be required, by virtue of the fact that the Notes will initially settle T+5, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery should consult their own advisors.

This communication is intended for the sole use of the person to whom it is provided by the Issuer.

The Company and the Guarantor have filed a registration statement (including a base prospectus dated July 9, 2024) and a preliminary prospectus supplement dated May 14, 2025 with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Company, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and related preliminary prospectus supplement if you request them from RBC Capital Markets, LLC by calling 1-866-375-6829, UBS Securities LLC by calling 1-833-481-0269, Wells Fargo Securities, LLC by calling 1-800-645-3751 or emailing wfscustomerservice@wellsfargo.com and Piper Sandler & Co. by emailing fsg-dcm@psc.com.